South Street Securities LLC
Schedule II - Computation of Customer Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015
(Confidential Treatment Requested)

Credit balances

    Total credit items $ -

Debit balances

    Total debit items $ -

Reserve Computation

Excess of total credit over total debits $ -

Required Deposit $ -

Amount deposit in Reserve Bank

Account on January 5, 2016 $ -

There are no material differences between the amounts presented In the computation of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission and the corresponding amounts prepared by the Company in its unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2015.